FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Oct 13, 2006

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

Sadia S.A. Rua Fortunato Ferraz, 365 - 2nd Floor 05093-901 - São Paulo - SP – Brazil Tel. +55 11 2113-3552 www.sadia.com.br

MARKET ANNOUNCEMENT

In view of the news published on this date by the newspaper Valor Econômico, Sadia S.A. ("Company") gives the following clarifications to its shareholders and the market at large:

Last August 3, the Company was informed, by a market agent, that unusual trading activities had been identified with respect to the securities issued by Perdigão S.A., during the three days before and the three days after the disclosure of the Public Offering Notice for the Acquisition of Perdigão S.A. shares, published on July 17, 2006 (the "Offer Notice").

In compliance with the duties of diligence and loyalty contemplated in Law No. 6404/76 and the applicable regulatory provisions, the Company reported that fact to the Brazilian Securities and Exchange Commission ("CVM") Superintendency of External Inspection and Superintendency of Company Relations in a letter dated August 4, 2006, for the appropriate measures.

The Company also informs that it provided the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission ("SEC") with information about its administrators, shareholders, lawyers, banks and consultants who had access to the information on the Offer Notice prior to its disclosure to the market, as is customary in operations of this nature.

In line with the principles of transparency and the best corporate governance practices that have always guided the Company's relations with its investors, the market and the pertinent authorities, Sadia S.A. management reaffirms its deep interest in the clarification of the facts and remains at the disposal of CVM and SEC to cooperate with the ongoing investigations about this matter.

São Paulo-SP, October 10, 2006.

Walter Fontana Filho

Chairman of the Board of Directors